Exhibit 99.4

TowerJazz Proposes to Accelerate Conversion of the Existing Series F
Convertible Bonds with the Intent of Increased 2015 and 2016 Net Margins

Offer is Designed to Accelerate the Conversion Reducing the Company’s Cost for the
Lifetime of the Series F Bonds, Decrease Existing Convertible Debt and Coupon Payments,
Increase Profitability, Strengthen the Balance Sheet and Associated Financial Ratios

Migdal Haemek, Israel – March 10, 2015 – TowerJazz, the global specialty foundry leader, today announced it will offer an acceleration mechanism to its existing Series F convertible bonds, available to all such holders, targeting a conversion of approximately 33% of its outstanding bonds. The transaction is intended to increase the Company’s operating and financial flexibility, reduce interest expenses, increase profitability, strengthen the balance sheet and associated financial ratios and simplify the Company’s capital structure.

The Series F convertible bonds issued in 2010 and 2012, carry a coupon of 7.8% and a conversion ratio of approximately $10 per share. The outstanding amount of this Series F is approximately $120 million with 4 semi-annual coupons remaining payable in cash during 2015 and 2016 totaling approximately $15 million, assuming the debenture holders do not convert prior to the final maturity date.

The terms of these convertibles do not enable the Company to force early repayment, early redemption or early conversion.  However, through a public structured offer, the Company can enable all holders of Series F convertible bonds to accelerate the exchange of their Series F bonds into shares.

The Company will publish a supplemental shelf offering report and shelf take down document in Israel in which it will limit the offer to approximately $40 million of its existing Series F convertibles. The shares underlying these convertibles are already included in the Company’s diluted share count since their issuance in 2010 and 2012 and reflect approximately 4 percent of the total diluted share count, which, unless accelerated by this transaction, may be issued during 2015 and/ or 2016 in accordance with the holders’ discretion. If more than $40 million holders of debentures are tendered in the offer, the Company will allocate the exchange on a pro rata basis among tendering holders. In order to achieve the accelerated conversion target and save 4 future coupons totaling 15.6% of the bonds’ par value over the coming two years, the Company will offer the holders a conversion premium of approximately 1%, based on the current TASE trading prices, reflecting a premium of the bonds’ trading price in TASE over the underlying shares’ market price. Bonds F closing market price in TASE as of March 9, 2015 was 1.893 NIS, reflecting a conversion premium of approximately 1% over the share closing price of 68.300 NIS (approximately $17 per share) as of such date.

All holders of Series F convertibles will have a period of approximately two weeks, commencing upon the filing of the shelf take down detailed offer, to decide whether to participate in the exchange offer. No bondholder has any obligation to agree to the offer. The offer will be covered by the Israeli shelf prospectus filed in February 2013, as amended to reflect this exchange offer and any subsequent shelf take down filing which will disclose the detailed terms. The Company may change the amount and terms during the offering period and any change will be publicly announced as required by applicable law.

Noticeto holders of Series F Bond in the U.S. This press release shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Tower and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. The exchange offer involves the securities of an Israeli company. The exchange offer will be subject to Israeli disclosure requirements that are different from those of the United States.

Tower will furnish a Form CB to the SEC in connection with the exchange offer, which will contain an English translation of the Israeli prospectus filed in Israel.  This press release is not a substitute for the Form CB or any other documents that Tower may file with the SEC.

BEFORE MAKING ANY DECISIONS IN RESPECT OF THE EXCHNAGE OFFER, BONDHOLDERS ARE URGED TO READ THE FORM CB AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FURNISHED OR FILED, AS APPLICABLE, WITH THE SEC IN CONNECTION WITH SUCH TRANSACTIONS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SUCH TRANSACTIONS.

You will be able to obtain a free copy of the Form CB and other filings containing information about Tower at the SEC's website site, www.sec.gov

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.towerjazz.com and www.tpsemico.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3and 6-K, as filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as filed with the SEC. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

Contacts
TowerJazz Investor Relations Noit Levi, +972 4 604 7066 Noit.levi@towerjazz.com	GK Investor Relations Kenny Green, (646) 201 9246 towerjazz@gkir.com